July 31, 2019

David Toro
General Counsel and Chief Compliance Officer
StreetShares, Inc.
1900 Campus Commons Drive
Suite 200
Reston, VA 20191

       Re: StreetShares, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           File No. 024-10944
           Filed July 17, 2019

Dear Mr. Toro:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2019 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Offering Circular Summary
Products
(c) Investing Products
StreetShares Notes, page 2

1. We note your response to comment 4. With respect to your disclosure that all
      StreetShares Note investors will have access to current information regarding their Notes, please revise to clarify, if true, that you also intend to include any changes to interest rates in a post-qualification amendment or a supplement to this 1-A.
 David Toro
StreetShares, Inc.
July 31, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Summary of Critical Accounting Polcies, page 27

2. We note your response to comment 10 and your inclusion of the ALL and net charge-off ratios on pages 28 and 29, respectively. Both ratios include reference to discounts associated with loans purchased with deteriorated credit quality. Please provide us with an enhanced understanding of these loans and revise your financial statements to include the relevant disclosures required by ASC 310-30. Alternatively, if there are no loans purchased with deteriorated credit quality, please advise and revise your disclosure accordingly.
Consolidated Financial Statements as of and for the Years Ended June 30, 2018 and 2017
Note 2 - Summary of Significant Accounting Policies - Impaired and Charged-off Loans, page F-
8

3. We note your response to comment 18 and your revised disclosure on page 28. Your disclosure on page F-8 continues to state that loans with over 14 days since last payment are considered to be delinquent and impairments are applied which appears to contradict your revised disclosure on page 28 and your response to comment 18 that the only impairment applied for the fiscal periods presented is a charge-off for the full outstanding balance of the loan. Please tell us, and revise your disclosure to explain, the significance /
         relevance of your disclosure surrounding loans over 14 days past due considering there is no indication elsewhere in the filing that these loans are considered separately in your late payment, non-accrual, impaired loan, allowance for loan loss or charge-off policies.
4. We note that your response to comment 18 and your revised disclosure on page 28 reference ASC 310-10-35 as the applicable authoritative literature to support your accounting. Your response to comment 25 of our letter dated March 6, 2019, and your disclosure on pages 28, F-8 and F-30, state that the company evaluates the creditworthiness of the portfolio on an aggregated basis, which appears to indicate that your allowance policy is based entirely on ASC 450. Please tell us why you reference
       ASC 310-10-35 considering that it relates to the evaluation of loans for impairment and
FirstName LastNameDavid Toro each of those individually assessed loans, in light of the identification of reserves for
Comapany NameStreetShares, Inc. and prior response indicating that the company's allowance aforementioned disclosures
July 31, 2019 Page 2is based on ASC 450.
       methodology
FirstName LastName
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
July 31, 2019
Page 3
July 31, 2019 Page 3
FirstName LastName
Consolidated Financial Statements as of and for the Six Month Periods Ended December 31,
2018 and 2017 (Unaudited)
Consolidated Statements of Operations, page F-26

5. We note significant variance in the amounts of Interest earned and Interest expense line items presented within Other Income (Expense). Please tell us and revise your filing to disclose the reason for the variance, what these amounts represent, and how they differ from Interest income and Interest expense presented within Operating Revenue and Cost of Revenue.
Note 13 - Subsequent Events, page F-46

6. We note your disclosure that effective January 1, 2019, the Company began calculating the credit loss exposure on the unfunded portion of the line of credit based on expected funding volume by date brackets of 0-30 days, 31-60 days, and over 60 days from historical data and that this calculation had a material effect on the Company's consolidated financial statements of reducing the accrual and expense for the credit loss exposure. Please tell us the underlying reasons for this change, quantify the impact of this change, and explain to us how your methodology both before and after this change was in accordance with the applicable authoritative accounting literature. You may contact Ben Phippen at 202-551-3697 or Amit Pande at
202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Financial Services